Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For April 18, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

The distribution of this announcement, in whole or in part, in, into or from any jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.
NEWS  RELEASE
Recommended cash offer for Gallaher Group Plc (“Gallaher”)
by JTI (UK) Management Ltd (“JTI (UK)”) (a wholly-owned
subsidiary of Japan Tobacco Inc. (“JT”))
Scheme of Arrangement Becomes Effective
The boards of Gallaher and JT are pleased to announce that the Scheme of Arrangement has now become effective in accordance with its terms.
Under the terms of the Scheme, Gallaher shareholders are entitled to receive 1,140 pence for each Gallaher Share held at the Scheme Record Time (6:00pm on 17 April 2007).
Settlement of the cash consideration in respect of Gallaher Shares will be effected within 14 days of today in accordance with the terms of the Scheme.
Capitalised terms used but not defined in this announcement have the same meanings as set out in the Scheme Document dated 19 January 2007.
18 April 2007
Enquiries:
Japan Tobacco Inc.
For investors: Koji Tanaka, general manager, media and investor relations division
For media: Yukiko Seto, general manager, media and investor relations division
Telephone: +81 (0) 3 5572 4316 / +81 (0) 3 5572 4289
Merrill Lynch (financial adviser and corporate broker to JT and JTI (UK)), London
Kevin J. Smith, Simon Fraser (corporate broking)
Telephone: +44 (0) 20 7628 1000
Merrill Lynch (financial adviser and corporate broker to JT and JTI (UK)), Tokyo
Takeo Kusunose, Yuichiro Wakatsuki
Telephone: +81 (0) 3 6225 9000
The Maitland Consultancy (PR adviser to JT)
Philip Gawith, Suzanne Bartch, Peter Ogden
Telephone: +44 (0) 20 7379 5151

1

This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful. The Offer is made solely by means of the Scheme Document and the accompanying scheme documentation, which contain the full terms and conditions of the Offer.
Dresdner Kleinwort, which is authorised and regulated by the Financial Services Authority, is acting for Gallaher and for no-one else in connection with the transaction and will not be responsible to anyone other than Gallaher for providing the protections afforded to customers of Dresdner Kleinwort, or for affording advice in relation to the contents of this announcement or any matters referred to herein.
Greenhill, which is authorised and regulated by the Financial Services Authority, is acting for Gallaher and for no-one else in connection with the transaction and will not be responsible to anyone other than Gallaher for providing the protections afforded to customers of Greenhill, or for affording advice in relation to the contents of this announcement or any matters referred to herein.
Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Gallaher in connection with the Offer and is not acting for any other person in relation to the Offer and will not be responsible to anyone other than Gallaher for providing the protections afforded to clients of Goldman Sachs International, nor for providing advice in relation to the Offer or any other matters referred to in this announcement.
Merrill Lynch International is acting exclusively for JT and JTI (UK) in connection with the Offer and no-one else and will not be responsible to anyone other than JT and JTI(UK) for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Offer or any other matters referred to in this announcement.

2

SIGNATURES

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)
	By:	/s/ Jacky Stockman
Name: Jacky Stockman
Date: April 18, 2007		Title: Programme manager, investor relations